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                                                               Exhibit (a)(l)(U)
                            [LOGO OF PCORDER.COM(R)]

                             5001 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                                 (512) 684-1100

                                November 6, 2000

To Purchasers Under The pcOrder Employee Stock Purchase Plan:

   On October 25, 2000, pcOrder entered into a merger agreement with Trilogy Software. Under that agreement, today Trilogy is beginning a tender offer for any and all pcOrder Class A common shares at $6.375 net to the seller in cash.

   October 31, 2000 was a purchase date under our Employee Stock Purchase Plan. On that date, you bought pcOrder Class A common shares under the Plan. Those shares are in the process of being issued to you through your eTrade account.

   Enclosed is all of the material being sent to our stockholders by us and Trilogy in connection with Trilogy's tender offer. We suggest you read the material carefully before making any decision whether to tender any of your shares.

   You will soon receive additional material explaining to you how to tender your shares through your eTrade account if you decide you want to sell your shares to Trilogy. Please wait for that additional material, and then read it carefully, before taking any action. In the meantime, if you have any questions please call Rick Friedman.

                                          pcOrder.com., Inc.